FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ___________

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(01 December 2006)	(13 December 2006)
Announcement	Announcement
Mr Fletcher informs the Company of his beneficial interest. (01 December 2006)	Company purchases its own securities through Goldman Sachs International.
(13 December 2006)
Announcement	Announcement
Barclays PLC notifies the Company of its interest. (01 December 2006)	Company purchases its own securities through Goldman Sachs International.
(14 December 2006)
Announcement	Announcement
Company purchases its own securities through Credit Suisse (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(01 December 2006)	(15 December 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Goldman Sachs International.
(04 December 2006)	(15 December 2006)
Announcement Company purchases its own securities through Credit Suisse (Europe) Limited.	Announcement Company purchases its own securities through Goldman Sachs International.
(04 December 2006)	(18 December 2006)
Announcement	Announcement
Company purchases its own securities through Credit Suisse (Europe) Limited.	Company purchases its own securities through Goldman Sachs International.
(05 December 2006)	(19 December 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(06 December 2006)	(20 December 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (06 December 2006)	Company purchases its own securities through Goldman Sachs International. (20 December 2006)
Announcement	Announcement
Company reopens its US dollar fixed rate bond. (06 December 2006)	Company notifies the market of its issued capital and total number of voting rights. (21 December 2006)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Goldman Sachs International.
(07 December 2006)	(21 December 2006)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 December 2006)	Announcement Barclays PLC notifies the Company of its interest. (22 December 2006)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (08 December 2006)	Lodgement of audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2006 with the UK Listing Authority. (22 December 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(11 December 2006)	(22 December 2006)
Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(11 December 2006)
Company purchases its own securities through Goldman Sachs International. (22 December 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (11 December 2006)	Company announces programme to enable the buy back of shares in forthcoming closed period. (29 December 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (12 December 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:04 01-Dec-06
Number	PRNUK-0112
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 740 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,197,942 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,729,359,155.
1 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:05 01-Dec-06
Number	PRNUK-0112

TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below was received under paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that Mr Stuart Fletcher, a Person Discharging Managerial Responsibilities, notified the Company today that he had today received 1,064 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) upon exercise of options granted on 6 November 2003 at a price per Ordinary Share of £5.20 under the Diageo UK Sharesave Scheme 2000.
As a result of the above, Mr Fletchers’ interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) has increased to 111,358.
1 December 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:09 01-Dec-06
Number	PRNUK-0112

TO: Regulatory Information Service
PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 1 December 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that as at 28 November 2006 Barclays had, through its legal entities, decreased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 84,115,602 Ordinary Shares, representing 3.08 per cent. of the issued share capital. The issued share capital of the Company as at 28 November 2006 was 2,733,388,415 excluding 281,198,682 Ordinary Shares held as Treasury Shares.
1 December 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 01-Dec-06
Number	1239N
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,982,000 ordinary shares at a price of 978.59 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:19 04-Dec-06
Number	PRNUK-0412

TO:	Regulatory Information Service
     PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 147,767 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,050,175 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,727,524,922.
4 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	16:39 04-Dec-06
Number	2114N
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,150,000 ordinary shares at a price of 975.11 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 05-Dec-06
Number	3083N
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 686,000 ordinary shares at a price of 975.22 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:06 06-Dec-06
Number	PRNUK-0612

TO:	Regulatory Information Service

     PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,804 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,043,371 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,725,695,726.
6 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 06-Dec-06
Number	3958N
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,200,000 ordinary shares at a price of 975.25 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo reopens bond
Released	18:10 06-Dec-06
Number	4077N
6 December 2006
DIAGEO REOPENS 2012 USD 300 MILLION FIXED RATE BOND
Diageo today reopened its US dollar 300 million long 5-year SEC registered global bonds, due on 30 January 2012 with a coupon of 5.125%. The bonds were originally issued on 28 September 2006 by Diageo Capital plc, with payment of principal and interest fully guaranteed by Diageo plc.
Today Diageo launched and priced an additional USD 300 million of 5.125% Notes due 2012 with the same terms (other than price to public and issue date), which will trade freely with the original bond. Goldman Sachs was sole bookrunner for the reopening. The aggregate principal amount of 5.125% Notes due 2012 outstanding following the reopening is USD 600 million.
Proceeds from this issuance will be used to partly refinance $500 million aggregate principal amount of notes bearing interest at 3.00% issued by Diageo Finance B.V. in 2003 maturing on December 15, 2006.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.
-ends-
For further information:

Investor enquiries	Darren Jones	+44 (0) 20 7927 4223

investor.relations@diageo.com

Media enquiries	Jennifer Crowl	+44 (0) 20 8978 8647

media@diageo.com
Notes for Editor:
The original USD 300 million global bond priced at a spread of 74 basis points above the yield for the 5-year U.S. Treasury Note due August 2011.
The reopening for the additional USD 300 million has priced at a spread of 70 basis points above the yield for the 5-year U.S. Treasury Note due November 2011.
About Diageo:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 07-Dec-06
Number	4889N
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 950,000 ordinary shares at a price of 976.77 pence per share.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	15:29 08-Dec-06
Number	PRNUK-0812

TO:	Regulatory Information Service
     PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,121 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,037,250 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,723,553,260.
8 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:39 08-Dec-06
Number	5802N

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 983.85 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:21 11-Dec-06
Number	PRNUK-1112
TO:       Regulatory Information Service
PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 53,009 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,984,241 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,722,906,269.
11 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:24 11-Dec-06
Number	PRNUK-1112
TO:       Regulatory Information Service
          PR Newswire
RE:       PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985
Diageo plc (the ‘Company’) announces that:
1. it received notification on 11 December 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 11 December 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	19

P S Walsh	19
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’)

were allocated Ordinary Shares on 11 December 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	19

J Grover	19

A Morgan	19

G Williams	19
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary
Shares were awarded at a price per share of £9.915.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	310,848

P S Walsh	575,973

Name of PDMR	Number of Ordinary Shares
S Fletcher	111,377

J Grover	152,454

A Morgan	106,945#

G Williams	189,134 (of which 5,559 are held in the form of ADS*)
2. it received notification on 11 December 2006 from Lord Blyth, a director of the Company, that he has purchased 1,003 Ordinary Shares on 11 December 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.915.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 136,813.
3. it received notification on 11 December 2006 from Todd Stitzer, a director of the Company, that he has purchased 100 Ordinary Shares on 11 December 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.915.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,628.
11 December 2006

# Mr Morgan’s interest was incorrectly announced on 10 November 2006 as 141,926 ordinary shares. This did not take into account his sale of 35,00 ordinary shares as announced on 24 October 2006. The correct interest which should have been announced on 10 November 2006 was 106,926.
*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 11-Dec-06
Number	6727N
Diageo plc
11 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 990.68 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:38 12-Dec-06
Number	7642N
Diageo plc
12 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 650,000 ordinary shares at a price of 989.76 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:43 13-Dec-06

Number	PRNUK-1312
TO:       Regulatory Information Service
          PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,004 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,982,237 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,721,558,273.
13 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:46 13-Dec-06
Number	8581N
Diageo plc
13 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 989.95 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 14-Dec-06
Number	9578N
Diageo plc
14 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 993.08 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:46 15-Dec-06
Number	PRNUK-1512
TO:      Regulatory Information Service
          PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 296 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,981,941 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,720,358,569.
15 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:48 15-Dec-06
Number	0630O
Diageo plc
15 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 550,000 ordinary shares at a price of 996.35 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:59 18-Dec-06
Number	1772O
Diageo plc
18 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 994.34 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	17:35 19-Dec-06
Number	2808O
Diageo plc
19 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 990.34 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:36 20-Dec-06
Number	PRNUK-2012
TO:       Regulatory Information Service
          PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,941 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,978,000 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,718,962,510.
20 December 2006.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:39 20-Dec-06
Number	3874O
Diageo plc
20 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 650,000 ordinary shares at a price of 988.06 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:58 21-Dec-06
Number	PRNUK-2112
TO:       Regulatory Information Service
          PR Newswire
RE:       Transparency Directive’s transitional provision 6
Diageo plc — Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 Diageo plc (the ‘Company’)would like to notify the market of the following:
The Company’s issued capital consists of 2,999,290,510 ordinary shares with voting rights, which includes 280,978,000 ordinary shares held in Treasury
Therefore, the total number of voting rights in the Company is 2,718,312,510 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
21 December 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 21-Dec-06
Number	5048O
Diageo plc
21 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 986.17 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	09:57 22-Dec-06
Number	PRNUK-2212
TO:       Regulatory Information Service

          PR Newswire
RE:       CHAPTER 9 PARAGRAPH 9.6.7
          THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 21 December 2006, for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that, following their sale on 14 December 2006 of 2,998,910 of the Company’s ordinary shares of 28 101/108 pence each (‘Ordinary Shares’), they no longer have a notifiable interest in the Company’s issued share capital.
The issued share capital of the Company as at 14 December 2006 was 2,725,758,273 Ordinary Shares excluding 280,982,237 Ordinary Shares held as Treasury Shares.
22 December 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	11:08 22-Dec-06
Number	PRNUK-2212
TO:       Regulatory Information Service
          PR Newswire

RE:      CHAPTER 9 PARAGRAPH 9.6.3 OF
     THE LISTING RULES
Diageo plc announces that in accordance with paragraph 9.6.3 of the Listing Rules, two copies of the audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2006 have been submitted to the UKLA and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
22 December 2006

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:14 22-Dec-06
Number	PRNUK-2212
TO:       Regulatory Information Service
     PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,226 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,975,774 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,717,964,736.
22 December 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:27 22-Dec-06
Number	6249O
Diageo plc
22 December 2006
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 95,000 ordinary shares at a price of 984.00 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Share Buy Back Programme
Released	08:00 29-Dec-06
Number	5019O

29 December 2006
Diageo puts in place programme to enable the buy back of shares in forthcoming closed period
Diageo plc announces that it has put in place an irrevocable, non-discretionary programme to allow the company to buy back shares during the closed period which precedes the interim results announcement on 15 February 2007. The buy back programme during the closed period will be managed by an independent third party, which will make its trading decisions in relation to the company’s securities independently of, and uninfluenced by, the company.
Share buy backs will be effected during the period between 2 January 2007 and 15 February 2007 within pre-set parameters. The buy backs will be in accordance with Diageo’s general authority to repurchase shares and in accordance with Chapter 12 of the Listing Rules. Consequently the maximum price paid will be limited to no more than 105 per cent of the average middle market quotations of Diageo shares for the 5 dealing days preceding the date of purchase. The shares repurchased will be cancelled on a daily basis.
In announcing this Diageo confirms that currently it has no inside information. Diageo will announce interim results for the six months ending 31 December 2006 on 15 February 2007.
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For further information:

Investors enquiries	Darren Jones + 44 (0) 20 7927 4223
investor.relations@diageo.com

Media enquiries Isabelle Thomas + 44 (0) 8978 8647
media@diageo.com
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

Date 5 January 2006	By Name:	/s/ J Nicholls J Nicholls
	Title:	Deputy Company Secretary